

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 5, 2011

U.S. Mail and Fax (703-287-7450)
Mr. Thomas Fitzpatrick
Chief Financial Officer
Iridium Communications Inc.
1750 Tysons Boulevard
Suite 1400
McLean, VA 22102

> **Re:** **Iridium Communications Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-33963**

Dear Mr. Fitzpatrick:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director